Filed by: Brookfield Homes Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Brookfield Homes Corporation
Commission File No.: 001-31524

NEWS RELEASE
BROOKFIELD HOMES TO COMMENCE DISCUSSIONS FOR MERGER
WITH CARMA DEVELOPERS
Fairfax, Virginia, July 30, 2010 — (BHS: NYSE) Brookfield Homes Corporation (“Brookfield Homes”) today announced that it intends to commence discussions with Brookfield Properties Corporation (BPO: NYSE, TSX) (“Brookfield Properties”) regarding a possible merger that would result in the combination of Brookfield Homes with Carma Developers (“Carma”), the North American residential land and housing division of Brookfield Properties with operations principally in Alberta, Colorado and Texas.
Brookfield Homes believes that a merger with Carma, if completed, would enhance the value of Brookfield Homes and Carma through the creation of a diversified North American residential land and housing company. Brookfield Asset Management Inc., which beneficially owns approximately 82% of Brookfield Homes and 51% of Brookfield Properties, has indicated to Brookfield Homes that it is supportive of commencing such merger discussions.
A committee of independent directors of Brookfield Homes has been formed to consider a proposed transaction. There can be no assurance that the independent committee will recommend, or that the board of directors of Brookfield Homes will approve, a proposed transaction. Any merger transaction would be subject to the negotiation of a definitive merger agreement, necessary regulatory and shareholder approvals and other conditions that are customary for transactions of this nature involving publicly traded companies.
Brookfield Homes does not intend to make any additional comments regarding this matter unless and until a formal definitive agreement has been reached or the discussions have been terminated.
If the transaction is pursued and moves forward to a vote of Brookfield Homes’ shareholders, prior to any vote, the parties will file a registration statement with the U.S. Securities and Exchange Commission, which will include a proxy statement/prospectus and other relevant documents concerning the proposed merger transaction. At that time, shareholders of Brookfield Homes will be urged to read the proxy statement/prospectus and any other relevant documents filed with the SEC because they will contain important information relating to Brookfield Homes, Carma and the proposed merger. You will be able to obtain the document free of charge at the website maintained by the SEC at www.sec.gov. In addition, you may obtain documents filed with the SEC by Brookfield Homes, including periodic reports and current reports, free of charge by requesting them in writing from Brookfield Homes, 8500 Executive Park Avenue, Suite 300, Fairfax, Virginia 22031, Attention: Linda T. Northwood, or by telephone at (858) 481-2567; e-mail: investorrelations@brookfieldhomes.com.
The respective directors and executive officers of Brookfield Homes and Brookfield Properties and other persons may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information regarding Brookfield Homes’ directors and executive officers is available in its proxy statement filed with the SEC on February 26, 2010. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.
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Brookfield Homes Corporation
Brookfield Homes Corporation is a land developer and homebuilder. We entitle and develop land for our own communities and sell lots to third parties. We also design, construct and market single-family and multi-family homes primarily to move-up homebuyers. Our portfolio includes over 26,000 lots owned and controlled in the Northern California; Southland / Los Angeles; San Diego / Riverside; and Washington D.C. Area markets.
Contact Information:
Linda Northwood Director, Investor Relations
Tel: 858-481-2567
Email: lnorthwood@brookfieldhomes.com
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Note: Certain statements in this press release that are not historical facts, including, without limitation, information concerning the potential merger with Carma Developers and the benefits thereof, and those statements preceded by, followed by, or that include the words “believe”, “planned”, “anticipate”, “should”, “goals”, “expected”, “potential,” “estimate,” “targeted,” “scheduled” or similar expressions, constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Undue reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which may cause the actual results to differ materially from the anticipated future results expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from those set forward in the forward-looking statements include, but are not limited to: failure to negotiate terms of a merger agreement; failure to obtain any required regulatory and shareholder approvals; failure to realize anticipated benefits of the merger; changes in general economic, real estate and other conditions; mortgage rate changes; availability of suitable undeveloped land at acceptable prices; adverse legislation or regulation; ability to obtain necessary permits and approvals for the development of our land; availability of labor or materials or increases in their costs; ability to develop and market our master-planned communities successfully; confidence levels of consumers; ability to raise capital on favorable terms; adverse weather conditions and natural disasters; relations with the residents of our communities; risks associated with increased insurance costs or unavailability of adequate coverage and ability to obtain surety bonds; competitive conditions in the homebuilding industry, including product and pricing pressures; and additional risks and uncertainties referred to in our Form 10-K and other SEC filings, many of which are beyond our control. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.